UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ASURE SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04649U102

(CUSIP Number)

Katie E. Perry

Vice President of Finance and Chief Compliance Officer

Silver Oak Services Partners, LLC

1560 Sherman Avenue, Suite 1200

Evanston, Illinois 60201

(847) 332-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON iSystems Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,026,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,026,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak iSystems, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,026,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,026,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak Services Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,026,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,026,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,026,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,026,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak Services Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,026,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,026,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Daniel M. Gill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,026,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,026,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Gregory M. Barr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,026,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,026,332
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2017 (the “Statement”) by the Reporting Persons is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On June 14, 2018, iSystems Holdings, LLC (“Holdings”) and the Company entered into an underwriting agreement with Cowen and Company, LLC, Canaccord Genuity LLC and Roth Capital Partners, LLC, as representatives (the “Representatives”) for the underwriters named therein (the “Underwriting Agreement”), pursuant to which the Reporting Persons agreed to sell 500,000 shares of common stock and the Company agreed to issue and sell 2,375,000 shares of common stock in an underwritten public offering (the “Offering”). The Offering closed on June 18, 2018.

In connection with the Offering, Holdings and Daniel M. Gill, in his capacity as a director of the Company, entered into a lock-up agreement (the “Lock-Up Agreement”) with the Representatives. Under the Lock-Up Agreement, Holdings and Mr. Gill agreed, subject to certain exceptions, not to sell or transfer any shares of common stock or securities convertible into, exchangeable for or exercisable for the Company’s common stock, for 90 days after June 14, 2018 without first obtaining the written consent of the Representatives.

The foregoing description of the Underwriting Agreement and the Lock-Up Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Underwriting Agreement and the Lock-Up Agreement, which are attached hereto as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) of the Statement are amended and restated in their entirety as follows:

The information contained on the cover pages and in the Explanatory Note of this Amendment are incorporated herein by reference.

All of the percentages calculated in this Amendment are based upon an aggregate of 14,997,378 shares of Common Stock outstanding after giving effect to the Offering, as disclosed in the Company’s Prospectus Supplement, dated June 14, 2018, as filed with the Commission.

Item 6.	Contracts, Arrangements, Understandings or Relationships to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The information in Item 4 above is hereby incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

1	Equity Purchase Agreement, dated as of May 25, 2017, among Asure Software, Inc., iSystems Holdings, LLC and iSystems Intermediate Holdco, Inc. (Incorporated by reference to Asure Software, Inc.’s Current Report on Form 8-K filed on May 26, 2017).

.2	Investor Rights Agreement, dated as of May 25, 2017, by and between Asure Software, Inc., iSystems Holdings, LLC and each other Person who becomes a party thereto pursuant to Section 13(f) (Incorporated by reference to Asure Software, Inc.’s Current Report on Form 8-K filed on May 26, 2017).

3	Secured Subordinated Promissory Note in the principal amount of $5,000,000 dated May 25, 2017 from Asure Software, Inc. to iSystems Holdings, LLC (Incorporated by reference to Asure Software, Inc.’s Current Report on Form 8-K filed on May 26, 2017).

4	Joint Filing Agreement (as previously filed with the Statement).

5	Underwriting Agreement, dated June 14, 2018, by and among Asure Software, Inc., iSystems Holdings, LLC and the underwriters named therein (incorporated by reference to Asure Software, Inc.’s Current Report on Form 8-K filed on June 14, 2018).

6	Form of Lock-Up Agreement (included as Exhibit A-2 to Exhibit 5 hereto).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2018

/s/ Daniel M. Gill
Daniel M. Gill

/s/ Gregory M. Barr
Gregory M. Barr

Silver Oak Services Partners, LLC

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: Managing Partner

Silver Oak Management II, L.P.

By:	Silver Oak Services Partners, LLC
Its:	General Partner

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: Managing Partner

Silver Oak Services Partners II, L.P.

By:	Silver Oak Management II, L.P.
Its:	General Partner

By:	Silver Oak Services Partners, LLC
Its:	General Partner

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: Managing Partner

Silver Oak iSystems, LLC

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: President

iSystems Holdings, LLC

By:	/s/ Daniel M. Gill
Name: Daniel M. Gill
Its: President